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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)

   [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2002

                                       OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ________ to _________

                         Commission File Number 33-57981

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Worthington Industries, Inc.
                          1205 Dearborn Drive
                          Columbus, OH  43085-4769

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                                TABLE OF CONTENTS


                                                                            PAGE

SIGNATURES.................................................................    4

FINANCIAL STATEMENTS....................................................... 5-15

EXHIBIT INDEX..............................................................   16

Exhibit 23(a) Consent of Independent Auditors - PricewaterhouseCoopers, LLP   17
Exhibit 23(b) Consent of Independent Auditors - Ernst & Young, LLP.........   18

Exhibit-99(A) Certification................................................   19

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     The financial statements and supplemental schedule for the Worthington
Industries, Inc. Deferred Profit Sharing Plan are being filed herewith:


WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                          PAGE
                                                                         -------

Report of Independent Auditors                                             6-7

Financial Statements:

  Statements of Net Assets Available for Benefits
    At December 31, 2002 and 2001                                            8

  Statements of Changes in Net Assets Available for Benefits
    For the Years Ended December 31, 2002 and 2001                           9

  Notes to Financial Statements                                           10-14


                                                                         EXHIBIT
                                                                           NO.
                                                                         -------

Supplemental Schedule:

  Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
    At December 31, 2002                                                    I

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                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        WORTHINGTON INDUSTRIES, INC.
                                        DEFERRED PROFIT SHARING PLAN


                                        By: Administrative Committee,
                                            Plan Administrator


                                        By: /s/ Dale T. Brinkman
                                            ------------------------------------
Date: June 24, 2003                             Dale T. Brinkman, Member

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                          WORTHINGTON INDUSTRIES, INC.

                          DEFERRED PROFIT SHARING PLAN



                              FINANCIAL STATEMENTS

                                       AND

                              SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 2002 AND 2001

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                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator of the Worthington Industries, Inc. Deferred Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other independent accountants whose report, dated May 17, 2002, expressed an unqualified opinion on those statements.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i--Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers, LLP

Columbus, Ohio
May 19, 2003

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                         REPORT OF INDEPENDENT AUDITORS


To the Fund Committee of
  Worthington Industries, Inc.
  Deferred Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.


/s/ ERNST & YOUNG LLP

May 17, 2002

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WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                      2002              2001

Investments
  Investment in the Worthington Deferred
    Profit Sharing Plan Master Trust              $139,563,986      $152,524,460
  Other investments                                     83,639            80,696
                                                  ------------      ------------
    Total investments                              139,647,625       152,605,156

  Employer contribution receivable                     231,586           540,307
                                                  ------------      ------------
Net assets available for benefits                 $139,879,211      $153,145,463
                                                  ============      ============


   The accompanying notes are an integral part of these financial statements.

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WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                   2002                2001

Additions to net assets attributed to:
  Investment (loss) income:
    (Loss) income from investment in the
      Worthington Deferred Profit Sharing
      Plan Master Trust                        $(12,256,081)      $  7,464,444
        Net change in fair value of
          other investments                           2,943            (13,128)
                                               ------------       ------------
    Total investment (loss) income              (12,253,138)         7,451,316
                                               ------------       ------------
Contributions
  Participant                                     7,129,946          6,548,107
  Employer                                        5,574,308          5,722,319
  Rollover contributions                            709,740            555,960
                                               ------------       ------------
  Total contributions                            13,413,994         12,826,386
                                               ------------       ------------
  Total additions                                 1,160,856         20,277,702
                                               ------------       ------------
Deductions from net assets attributed to:
  Withdrawals and benefit payments               14,409,309         13,943,034
  Administrative expenses                            18,756             18,405
                                               ------------       ------------
    Total deductions                             14,428,065         13,961,439
                                               ------------       ------------
Plan to plan transfers                                  957                 --
                                               ------------       ------------
  Net (decrease) increase                       (13,266,252)         6,316,263

Net assets available for benefits
  Beginning of year                             153,145,463        146,829,200
                                               ------------       ------------
  End of year                                  $139,879,211       $153,145,463
                                               ============       ============



   The accompanying notes are an integral part of these financial statements.

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WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

   The following description of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

   GENERAL
   The Plan is a defined contribution plan covering all nonunion employees of Worthington Industries, Inc. (the Sponsor) and its subsidiaries. Employees must be at least 18 years of age and have completed one year of service. Effective April 1, 2003, full-time employees will be eligible to participate in the Plan after 90 days of service. Seasonal and part-time employees will be eligible to participate in the Plan after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The trustee of the Plan is Fidelity Management Trust Company (the Trustee).

   The Plan is one of three plans within the Worthington Deferred Profit Sharing Plan Master Trust (the Master Trust); the other plans are the Worthington Steel (Malvern) Union Retirement Savings Plan and the Gerstenslager Union Retirement Savings Plan. Effective January 2002, the TWB Company, LLC Deferred Profit Sharing Plan, which was included in The Master Trust in 2001, withdrew from the Master Trust. In January 2003, Gerstenslager salaried employees were moved from the Plan into the Gerstenslager Deferred Profit Sharing Plan, a new plan within the Master Trust.

   The accompanying financial statements reflect the Plan's share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investment income earned and gains or losses on investments are allocated monthly to the participating plans on the basis of unit ownership at the close of the previous month.

   PARTICIPANT CONTRIBUTIONS
   Participants may make pretax contributions up to a maximum of 50% of their annual compensation into a choice of investment options. Participants may also make contributions in the form of rollovers from another qualified pension or profit sharing plan or from an individual retirement account. Pretax contributions are subject to limitations proposed by the Internal Revenue Code (IRC).

   EMPLOYER CONTRIBUTIONS
   The Sponsor makes quarterly contributions of a portion of its net operating income before cash profit-sharing and provision for federal income taxes to comply with the safe-harbor provisions set forth in IRC Section 401(k)(12)(C).

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WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


   At the end of the Plan year, to the extent necessary, an additional contribution is made by the Sponsor to ensure that all active participants who have not received at least 3% of such participants' compensation for the Plan year in employer contributions, receive that amount. Additional profit-sharing amounts may be contributed at the option of the Sponsor and are allocated to participants based on their compensation and years of service. Effective January 1, 2003, the Sponsor will match 50 cents on the dollar of voluntary contributions of the first four percent of such participants' compensation. Participants direct contributions among a choice of investment options.

   PARTICIPANT ACCOUNTS
   Each participant's account is credited with the participant's contribution, the employer contributions and earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

   VESTING
   Participants are immediately vested in all contributions and related income credited to their accounts.

   BENEFITS
   Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan) or the attainment of age 59-1/2. Distributions may also be made to a participant in the event of physical or mental disability or to a named beneficiary in the event of the participant's death. Distributions are made in a lump sum.


2. SUMMARY OF ACCOUNTING POLICIES

   BASIS OF ACCOUNTING
   The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

   USE OF ESTIMATES
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   INVESTMENTS
   The Master Trust's investments are stated at fair value. Fair value for the mutual funds is determined by the respective quoted market prices and for the

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WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


   commingled trust and Worthington Industries, Inc. Common Stock Fund, based on the per unit price at year-end. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation (depreciation) in the aggregate fair value of investments. Participant notes are reported at carrying cost plus accrued interest as determined by the Trustee, which approximates fair value.

   The Plan presents in the statements of changes in net assets the net depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   PAYMENT OF BENEFITS
   Benefits are recorded when paid.

   ADMINISTRATIVE EXPENSES
   Substantially all Plan expenses are paid by the Sponsor.

   RECLASSIFICATIONS
   Certain 2001 amounts have been reclassified to conform with 2002 presentations.


3. PARTICIPANT LOANS

   Under the terms of the Plan, a participant in the Plan may borrow up to a maximum of $50,000 or 50% of the participant's vested account balance. The repayment terms of loans may not exceed five years, except for loans used to acquire the participant's principal residence which may not exceed ten years. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with market rates for similar loans. Principal and interest are paid through payroll deduction.


4. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The final amount accumulated in the participants' accounts will be distributed in accordance with IRC Section 401(k)(10).


5. TAX STATUS

   The Internal Revenue Service has determined and informed the Sponsor by a letter dated November 25, 2002 that the Plan and related trust are designed in

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WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


   accordance with applicable sections of the IRC that exempts the Plan from federal tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.


6. INVESTMENTS

   The fair value of investments of the Master Trust are as follows at December 31:

                                                       2002             2001

   Mutual funds                                    $ 94,222,792     $112,927,681
   Worthington Industries, Inc.
     Common Stock Fund                               30,296,489       32,927,916
   Commingled trust fund                             12,840,674        7,152,196
   Participant loans                                  2,333,113        2,381,698
                                                   ------------     ------------
                                                   $139,693,068     $155,389,491
                                                   ============     ============


   The Plan's share of the investments held by the Master Trust is 99% and 98% at December 31, 2002 and 2001, respectively. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

   Investments income for the Master Trust for the years ended December 31 is as follows:

                                                      2002               2001

   Net realized and unrealized
     (depreciation) appreciation
     in the fair value of investments             $(16,185,954)       $2,349,603
   Interest and dividend income                      3,880,809         5,040,345
                                                  ------------        ----------
                                                  $(12,305,145)       $7,389,948
                                                  ============        ==========


7. TRANSACTIONS WITH PARTIES-IN-INTEREST

   At December 31, 2002 and 2001, the Master Trust held 1,950,968 and 2,298,197, respectively, common shares of the Sponsor in a unitized investment fund held by the Trustee (Worthington Industries, Inc. Common Stock Fund), respectively. The Master Trust received cash dividends from the Sponsor of $1,283,266 and $1,419,865 for the years ended December 31, 2002 and 2001, respectively.

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WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The Form 5500 has not been prepared prior to the issuance of the financial statements. The plan administrator does not believe there will be differences between the financial statements and Form 5500.

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WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN              EXHIBIT I

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2002
--------------------------------------------------------------------------------


Identity of issued, borrower,    Description of investment including     Current
   lessor or similar party       maturity date and rate of interest       Value
-----------------------------    -----------------------------------     -------

Mass Mutual Life Insurance Co.        Life Insurance Contracts           $83,639
                                                                         =======

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                                  EXHIBIT INDEX
--------------------------------------------------------------------------------

Exhibit
Number      Description of Exhibit                                          Page
--------------------------------------------------------------------------------
23(a)       Consent of Independent Auditors - PricewaterhouseCoopers, LLP..  17
23(b)       Consent of Independent Auditors - Ernst & Young, LLP...........  18

99          Certification Pursuant to 18 U.S.C. Section 1350,..............  19
            as Adopted Pursuant to Section 906 of the Sarbanes
            Oxley Act of 2002, signed and dated by Dale T.
            Brinkman, Harry A. Goussetis, Allison M. Sanders and
            Kay Cooke, as of June 24, 2003